[LETTERHEAD OF THE ULTIMATE SOFTWARE GROUP, INC.]

June 3, 2013

SENT VIA EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re: The Ultimate Software Group, Inc.
       Definitive Proxy Statement on Schedule 14A
       Filed April 8, 2013
       File No. 000-24347

Dear Ms. Collins:

                On behalf of The Ultimate Software Group, Inc. (the “Company”), I am responding to the Staff's comments with respect to the above-referenced filing.  For ease of reference, comments in your letter dated May 21, 2013 are reproduced below in italics and are followed by the Company's response.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 21

1.          Item 402(a)(3) of Regulation S-K requires that the company disclose executive compensation for its principal executive officer, principal financial officer and “three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving at the end of the last completed fiscal year.” Please advise why the company     provides executive compensation disclosure for only three named executive officers.

The Company provides executive compensation disclosure for its principal executive officer, Mr. Scott Scherr, its principal financial officer, Mr. Mitchell K. Dauerman, and its Chief Operating Officer, Mr. Marc D. Scherr, in its 2013 proxy statement. Based on the criteria for determining “executive officers” set forth in Exchange Act Rule 3b-7, the Company has determined that it does not have any executive officers other than these three persons, and, therefore, has provided executive compensation disclosure for three named executive officers, rather than five.

Exchange Act Rule 3b-7 defines an “executive officer” as a company's “president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions of the registrant.” Mr. Scott Scherr and Mr. Marc D. Scherr are the principal policy makers of our Company in their roles as the Chief Executive Officer and Chief Operating Officer, respectively. The Company's other officers, including those vice presidents listed as significant employees in the Company's Annual Report on Form 10-K for the year ended 2012, do not have the authority to formulate policy or make major decisions on behalf of the Company; these other officers provide day-to-day oversight for their areas of responsibility, including implementing the policies and decisions made by the Company's Chief Executive Officer and Chief Operating Officer. Mr. Mitchell K. Dauerman, as the Company's Chief Financial Officer, is included as a named executive officer in the proxy statement due to his role as principal financial officer. Consistent with this management structure, the Company's Board of Directors has determined that the only “officers” of the Company for purposes of Rule 16a-1(f) under the Exchange Act, and the only “executive officers” of the Company, as defined in Rule 3b-7 under the Exchange Act, are the Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. The Company will continue to monitor whether or not any of its vice presidents function as, and therefore should be deemed, an executive officer of the Company.

*****
In connection with the above, the Company acknowledges the following:

+    the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

+    Staff comments or changes to disclosure in response to Staff comments do not foreclose             the Commission from taking any action with respect to the filing; and

+    the Company may not assert Staff comments as a defense in any proceeding initiated by             the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the information set forth above, please feel free to contact me at 954-331-7069.

Sincerely,

/s/ Mitchell K. Dauerman
Mitchell K. Dauerman
Executive Vice President and
Chief Financial Officer

cc:  Christopher Doyle
Stroock & Stroock & Lavan LLP

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